Via Facsimile and U.S. Mail
Mail Stop 03-09


April 6, 2005


Mr. William T. McKee
Vice President, Chief Financial Officer, and Treasurer
Barr Pharmaceuticals, Inc.
400 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677-7668

Re:	Barr Pharmaceuticals, Inc.
	Form 10-K for the fiscal year ended June 30, 2004
	File No. 001-09860

Dear Mr. McKee:

      We have reviewed your response letter dated February 1, 2005 to our comment letter dated January 7, 2005 and have the following comments. In some of our comments we refer to disclosures in your Form 10-Q for the period ended December 31, 2004. This reference is not in connection with a review of that filing but rather in connection with resolving comments related to our review of your Form
10-K for the fiscal year ended June 30, 2004. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form
10-K for the fiscal year ended June 30, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments is are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Revenue Recognition and Sales Reserves and Allowances, page 45

1. We note your statement in your 2004 Form 10-K and your Form 10-Q for the period ended December 31, 2004 that rebates, Medicaid rebates and prompt payment discounts require a lower degree of subjectivity.
It appears that these are significant dilution items that should be discussed more thoroughly in the critical accounting policies. Please provide the disclosures requested in our prior comment 3.

2. We note your response to comments 3c and 3d and the additional disclosure in your Form 10-Q for the three months ended December 31,
2004, but it is unclear to us how you determine what inventory is in the wholesaler channel and whether that inventory is in excess of normal inventory level. Clarify to us, and in the filing, how you would ascertain whether or not there is excess inventory in the channel and how it affects your ability to make reasonable estimates.
Refer to question 9 of Staff Accounting Bulletin 101.

3. We note your response to comment 3e. Please confirm that you will include in your next Form 10-K the rollforward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in the current period
* Current provision related to sales made in prior periods
* Actual returns or credits in current period related to sales made in the current period
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending Balance

Inventory Reserves, page 46

4. We note your response to comments 4 and 5. To the extent that the amount of inventory capitalized prior to FDA approval is material to net income in the future, please provide the disclosures requested.


*    *    *    *



      You may contact Dana Hartz, Staff Accountant, at (202)942-
2976
or Mary Mast, Senior Staff Accountant, at (202) 942-1858 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant

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Mr. William T. McKee
Barr Pharmaceuticals, Inc.
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